Exhibit 3.1

EXHIBIT M

AGREED FORM

CERTIFICATE OF INCORPORATION

OF

TPG PACE HOLDINGS CORP.

1.	In this Certificate of Incorporation the following terms shall have the following meanings:

a)

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.

b)

“Ordinary Resolution” means a resolution passed by a simple majority of the holders of the Company’s capital stock as, being entitled to do so, vote in person, and includes a unanimous written resolution.

c)

“Trust Fund” means the trust account established by the Company upon the consummation of its initial public offering of securities (“IPO”) and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO, was deposited.

2.	The name of the company is TPG Pace Holdings Corp. (“Company”).

3.

The Registered Office of the Company shall be at the offices of Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, in the City of Wilmington, County of New Castle County, State of Delaware, 19807 and the Registered Agent of the Company at such address is Maples Fiduciary Services (Delaware) Inc.

4.	The purposes for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any purpose not prohibited by the laws of the State of Delaware.

5.	The liability of each holder of capital stock of the Company is limited to the amount unpaid on such holder’s capital stock of the Company.

6.

The share capital of the Company is US$22,100 divided into 200,000,000 Class A common stock of a par value of US$0.0001 each (“Class A Shares”), 20,000,000 Class F common stock of a par value of US$0.0001 each (“Class F Shares”) and 1,000,000 preferred shares of a par value of US$0.0001 each.

7.

For accounting and tax purposes only, the Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the State of Delaware and to be deregistered in the State of Delaware.

8.

Following the initial appointment of directors by the incorporator and prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class F Shares appoint any person to be a director of the Company or may by Ordinary Resolution remove any director of the Company. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any director of the Company.

9.	The name and mailing address of the sole incorporator of the Company are as follows:

Name	Address

Eduardo Tamraz	TPG Global, LLC

301 Commerce St., Suite 3300

Fort Worth, TX 76102

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Incorporation on this      day of November, 2019.

/s/ Eduardo Tamraz
Eduardo Tamraz
Incorporator

[Signature Page to Certificate of Incorporation of TPG Pace Holdings Corp.]